UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 12)*

SEANERGY MARITIME HOLDINGS CORP.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

Y 73760137
(CUSIP Number)
Alastair Macdonald
Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda Tel: (441) 295-5913
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No.	Y 73760137

1.	Names of Reporting Persons
Jelco Delta Holding Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [_]
(b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[_]

6.	Citizenship or Place of Organization Marshall Islands

	7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	43,649,230 (1)

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	43,649,230 (1)

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 43,649,230 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[_]

13.	Percent of Class Represented by Amount in Row (11) 68.4%

14.	Type of Reporting Person (See Instructions) CO

(1)
Includes (i) 4,222,223 shares of Common Stock (as defined in Item 1) of the Issuer (as defined in Item 1) which Jelco Delta Holding Corp. ("Jelco") may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated March 12, 2015, issued by the Issuer to Jelco and (ii) 23,516,667 shares of Common Stock of the Issuer which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated September 7, 2015, as amended, issued by the Issuer to Jelco.  See Item 3.

Schedule 13D
CUSIP No.	Y 73760137

1.	Names of Reporting Persons
Comet Shipholding Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [_]
(b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[_]

6.	Citizenship or Place of Organization Marshall Islands

	7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	853,434

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	853,434

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 853,434

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[_]

13.	Percent of Class Represented by Amount in Row (11) 2.4%

14.	Type of Reporting Person (See Instructions) CO

Schedule 13D
CUSIP No.	Y 73760137

1.	Names of Reporting Persons
Claudia Restis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [_]
(b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[_]

6.	Citizenship or Place of Organization Italy

	7.	Sole Voting Power	0
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	44,502,664 (1)

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	44,502,664 (1)

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 44,502,664 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[_]

13.	Percent of Class Represented by Amount in Row (11) 69.7%

14.	Type of Reporting Person (See Instructions) IN

(1)
Claudia Restis may be deemed to beneficially own 43,649,230 shares of Common Stock of the Issuer through Jelco and 853,434 shares of Common Stock of the Issuer through Comet Shipholding Inc., each through a revocable trust of which she is beneficiary. The shares she may be deemed to beneficially own through Jelco include (i) 4,222,223 shares of Common Stock which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated March 12, 2015, issued by the Issuer to Jelco and (ii) 23,516,667 shares of Common Stock which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated September 7, 2015, as amended, issued by the Issuer to Jelco.  See Item 3.

Schedule 13D
CUSIP No.	Y 73760137

INTRODUCTION

This Amendment No. 12 to Schedule 13D further amends the Schedule 13D originally filed on March 12, 2015 by the Reporting Persons (as defined in Item 2), to reflect the change in beneficial ownership by certain Reporting Persons due to an increase in the Issuer's outstanding Common Stock to 36,091,885 shares.

ITEM 1.                          Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share ("Common Stock") issued by Seanergy Maritime Holdings Corp., a Marshall Islands corporation (the "Issuer"), whose principal executive offices are located at 16 Grigoriou Lambraki Street, 166 74 Glyfada, Athens, Greece.

ITEM 2.                          Identity and Background.

(a) – (c), (f) This statement is being filed by each of the persons identified below (collectively the "Reporting Persons"):

Name	Address	Jurisdiction of Incorporation or Place of Citizenship	Principal Business
Jelco Delta Holding Corp.	c/o Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda Attention: Alastair Macdonald	Marshall Islands	Investments
Comet Shipholding Inc.	c/o Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda Attention: Alastair Macdonald	Marshall Islands	Investments
Claudia Restis (1)	c/o Western Isles Jardine House, 4th Floor, 33-35 Reid Street P.O. Box HM 1431 Hamilton HM FX, Bermuda Attention: Alastair Macdonald	Italy	Business and Philanthropy
(1) Claudia Restis is the beneficial owner of 100% of the capital stock of each of the corporate Reporting Persons through a revocable trust of which she is beneficiary.

(d) – (e)  None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Schedule 13D
CUSIP No.	Y 73760137

ITEM 3.                          Source and Amount of Funds or Other Consideration.

There are no material changes to Item 3 from the Schedule 13D/A filed with the Commission on February 21, 2017.

ITEM 4.                          Purpose of Transaction.

There are no material changes to Item 4 from the Schedule 13D/A filed with the Commission on February 21, 2017.

Except as set forth above and as previously disclosed in the original Schedule 13D filed with the Commission on March 12, 2015, no Reporting Person has any present plans or proposals which relate to or would result in the occurrence of any of the events described in Item 4 (a) through (j) of Schedule 13D.

ITEM 5.                          Interest in Securities of the Issuer.

(a) – (b) Based on information provided by the Issuer, the Issuer had 36,091,885 shares of Common Stock outstanding as of the date hereof.  Based upon the foregoing, as of the date hereof, the Reporting Persons' beneficial ownership is as set forth below:

		Voting			Dispositive
Name	Percentage of Shares Beneficially Owned	Sole	Shared		Sole	Shared
Jelco Delta Holding Corp.	68.4%	0	43,649,230	(1)	0	43,649,230	(1)
Comet Shipholding Inc.	2.4%	0	853,434		0	853,434
Claudia Restis	69.7%	0	44,502,664	(1)(2)	0	44,502,664	(1)(2)

(1)
Includes (i) 4,222,223 shares of Common Stock which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated March 12, 2015, issued by the Issuer to Jelco and (ii) 23,516,667 shares of Common Stock which Jelco may be deemed to beneficially own, issuable upon exercise of a conversion option pursuant to the Convertible Promissory Note dated September 7, 2015, as amended, issued by the Issuer to Jelco.  See Item 3.

(2)
Claudia Restis may be deemed to beneficially own 43,649,230 shares of Common Stock of the Issuer through Jelco and 853,434 shares of Common Stock of the Issuer through Comet Shipholding Inc., each through a revocable trust of which she is beneficiary.

Schedule 13D
CUSIP No.	Y 73760137

(c) N/A

(d) N/A

(e) N/A

ITEM 6.                Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 28, 2017, the Issuer and Jelco entered into an amendment (a copy of which is attached hereto as Exhibit A and the terms of which are incorporated by reference) to the revolving convertible promissory note issued by the Issuer to Jelco, dated September 7, 2015, as amended (the "Convertible Note"), pursuant to which the Applicable Limit (as defined in the Convertible Note) will no longer be reduced on September 7, 2017, and instead the Applicable Limit will be reduced by $3.1 million on each of September 7, 2018 and September 7, 2019.  Further, on March 28, 2017, the Issuer entered into a $47.5 million secured loan agreement with Jelco (the "Jelco Backstop Facility").  Under the terms of the Jelco Backstop Facility, the Issuer has agreed that as a condition precedent to any advance, the Issuer will obtain an independent third party fairness opinion stating the conversion price under the Convertible Note that is fair to all the Issuer's shareholders and enter into an amendment to the Convertible Note amending the conversion price in the Convertible Note to the lower of (i) the conversion price as defined in the Convertible Note and (ii) the price determined by the fairness opinion.

Except as set forth above, there are no material changes to Item 6 from the Schedule 13D/A filed with the Commission on February 21, 2017.

ITEM 7.                Materials to be Filed as Exhibits.

Exhibit A          Eighth Amendment to Revolving Convertible Promissory Note, dated March 28, 2017.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2017

JELCO DELTA HOLDING CORP.

By:	/s/ Alastair Macdonald
Name:	Alastair Macdonald
Title:	President

COMET SHIPHOLDING INC.

By:	/s/ Alastair Macdonald
Name:	Alastair Macdonald
Title:	President

/s/ Claudia Restis
Claudia Restis

Exhibit A
EIGHTH AMENDMENT TO REVOLVING
 CONVERTIBLE PROMISSORY NOTE
This EIGHTH AMENDMENT (this "Eighth Amendment") to the Revolving Convertible Promissory Note dated as of September 7, 2015, as amended by an Amendment to the Note dated as of December 1, 2015, as further amended by a Second Amendment to the Note dated as of December 14, 2015, further amended by a Third Amendment to the Note dated as of January 27, 2016, further amended by a Fourth Amendment to the Note dated as of March 7, 2016, further amended by a Fifth Amendment to the Note as of April 21, 20l6, as further amended by a Sixth Amendment to the Note as of May 17, 2016 and as further amended by a Seventh Amendment to the Note as of June 16, 2016 (together the "Note"), by and between Seanergy Maritime Holdings Corp. a corporation organized under the laws of the Republic of the Marshall Islands (the "Maker") and Jelco Delta Holding Corp.,  or its respective registered 'assigns (the "Holder"), is made on March 28, 2017.
Capitalized terms used but not defined herein shall have the meaning assigned in the Note.
WHEREAS, the parties wish to amend the Note as hereinafter set forth in order to amend the Reduction Dates of the Applicable Limit.
NOW, THEREFORE, inconsideration of the premises and the mutual agreements herein contained, the parties hereto hereby agree as follows:
(A)          Section 1.7 of the Note is deleted in its entirety and replaced with the following:
l.7          "Reduction Date" means each of the two (2) dates falling after the initial Drawdown Date as follows: the first Reduction Date to occur after three (3) years from the date of the initial Drawdown Date and the second Reduction Date to occur after four (4) years from tile date of the initial Drawdown Date at the Maker's option, thereafter on which Reduction Dates the Applicable Limit shall be reduced pursuant to the provisions of this Note; provided that, if the date of each Reduction Date is not a business day, the respective Applicable Limit shall be reduced on the next following business day;
(B)
Confirmation of Agreement.  Except as expressly set forth herein, the Note  is ratified and confirmed i11all respects and shall remain in full force and effect in accordance with its terms, and each reference in the Note to "this Note" shall mean the Note as amended by this Eighth Amendment.

(C)
Counterparts; Effectiveness.  This Eighth Amendment may be executed in any number of counterpru1s (including by facsimile) and by different parties hereto in separate counterparts, with the same effect as if all patties had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument. This Eighth Amendment shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

(D)
Governing Law. The laws of the State of New York shall govern the enforceability and validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties, without regard to the principles of conflicts of laws thereof.

[Signature page follows]

THIS EIGHTH AMENDMENT has been entered into on the date stated above.
THE MAKER:
SEANERGY MARITIME HOLDINGS CORP.
By: /s/Stamatis Tsantanis
Name: Stamatis Tsantanis
 Title:   Chief Executive Officer

THE HOLDER:
JELCO DELTA HOLDING CORP.
By: /s/Alastair B. Macdonald
Name: Alastair B. Macdonald
 Title:   President